CORRESP.

MALVERN BANCORP, INC.
42 East Lancaster Avenue
P.O. Box 485
Paoli, Pennsylvania 19301

FOIA CONFIDENTIAL TREATMENT
REQUESTED FOR EXHIBIT B HERETO
PURSUANT TO RULE 83

April 30, 2013

VIA EDGAR AND E-MAIL

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  John P. Nolan, Senior Assistant Chief Accountant

Re:	Malvern Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2012
Form 10-Q/A for the Period Ended December 31, 2012
File No. 000-54835

Dear Mr. Nolan,

This letter is in response to your comment letter, dated April 16, 2013 (“Additional Comment Letter”), which was provided upon the staff’s review of our letter dated March 8, 2013 (the “Initial Response”), which we provided in response to the comment letter dated February 25, 2013 (the “Original Comment Letter”). The comments were provided with respect to the Form 10-K for the fiscal year ended September 30, 2012 of Malvern Bancorp, Inc. (the “Company”) and the Company’s Form 10-Q/A for the period ended December 31, 2012. The comment from the Additional Comment Letter is reproduced below. For ease of reference, each of the bullet points in the comment is reproduced below in bold face type and our response thereto follows.

The Company respectfully requests confidential treatment for Confidential Exhibit B pursuant to Rule 83 promulgated by the Securities and Exchange Commission (the “Commission”), 17 C.F. R. §200.83 (“Rule 83”). Pursuant to Rule 83, the information omitted from the publicly filed version of this response letter is being provided to the staff under separate cover in hard copy. We request that Confidential Exhibit B hereto be maintained in confidence, not be made part of any public record and not be disclosed to any  person, because of the commercially sensitive nature of the omitted information. In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to Ronald Anderson, President and Chief Executive Officer, Malvern Bancorp, Inc., 42 East Lancaster Avenue, P.O. Box 485, Paoli, Pennsylvania 19301.

John P. Nolan
April 30, 2013

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83.

1.
We note your response to prior comment one in our letter dated February 25, 2013. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at September 30, 2012 and as of December 31, 2012.

●
Detailed information comparing actual versus forecasted results for the fiscal years ended September 30, 2011 and September 30, 2012 (i.e. including each of the individual quarters of fiscal 2012) and for the three month period ended December 31, 2012. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

Response – The table(s) attached hereto as Exhibit A provide information regarding the Company’s actual versus budget amounts for the fiscal years ended September 30, 2011 and 2012 (as well as each of the individual quarters in fiscal 2012) and for the three month period ended December 31, 2012. The budget amounts for fiscal 2011 and the three months ended December 31, 2011 (i.e. the first quarter of fiscal 2012), are derived from the Company’s three-year Business Plan which was adopted in December 2010. The budget amounts for the second, third and fourth quarters of fiscal 2012 and the first quarter of fiscal 2013 (the three months ended December 31, 2012) are derived from the Company’s January 2012 Business Plan. The Company’s January 2012 Business Plan covered three years, the three fiscal years ending September 30, 2012, 2013 and 2014. Among other factors, the Business Plan was revised and updated in January 2012 in light of the anticipated “second-step conversion” of Malvern Federal Savings Bank (the “Bank”) and the additional capital to be raised in the related stock offering by the Company. The Plan of Conversion and Reorganization providing for such transactions was adopted in January 2012. It should be noted that the Company’s actual net income amounts exceeded the budgeted amounts in three of the four quarters in the fiscal year ended September 30, 2012 as well as for the three months ended December 31, 2012.

John P. Nolan
April 30, 2013

●	Provide us with your forecasted results which support the recognition of the net deferred tax asset at both September 30, 2012;

Response – As previously indicated in the Initial Response, consideration of forecasted results is only a small part of the Company’s analysis of the recognition of its net deferred tax asset and is only considered after we have reviewed viable tax planning strategies (as described in the Initial Response). Information regarding the Company’s forecasted results for fiscal 2013 and 2014, which has been derived from the Company’s updated Business Plan dated January 2012, is provided supplementally in Confidential Exhibit B. Confidential Exhibit B also includes forecasted results for the fiscal year ending September 30, 2015 which have been derived from the Company’s December 31, 2012 Strategic Plan. The January 2012 Business Plan was updated in December 2012 to, among other things, reflect the completion of the “second-step” conversion and stock offering by the Company in October 2012 and to add projections for fiscal 2015.

●	Detailed information addressing the future reversals and timing of existing taxable temporary differences at both September 30, 2012 and December 31, 2012;

Response –As a part of the review process, the Company evaluates the timing of the reversals of existing taxable temporary tax differences to ensure that such differences will reverse within the allowable period. As indicated in our Initial Response, dated March 8, 2013, the Company completed a “second-step” conversion and stock offering during the quarter ended December 31, 2012, which resulted in $34.7 million in net proceeds. This influx of capital provided the Company with additional funds available for reinvestment, which will support balance sheet growth and thereby facilitate increased levels of income, all of which are positive evidence that the Company is a “going concern”. As a “going concern,” certain temporary differences, such as the allowance for loan losses, nonaccrual interest income and supplemental employer retirement plan expenses, will remain on the books to some extent in the normal course of business.

The Company’s existing deductible temporary differences that give rise to its deferred tax assets (“DTAs”) are as follows:

●
The allowance for loan losses will consistently be a DTA as long as the Company is a going concern. This is essentially a bad debt reserve whereby the amount of the allowance will continually change over time based upon expected future losses as well as tax charge-offs. The tax deduction will occur in future periods when this allowance decreases and/or there are tax charge-offs. The allowance for loan loss DTA amounted to $3.5 million at December 31, 2012 and $3.4 million at September 30, 2012.

●
Non-accrual interest will be a DTA as long as the Company is a “going concern,” although it is expected to decline over time as the amount of loans classified as nonaccrual declines. The non-accrual interest DTA was $377,000 at December 31, 2012 and $374,000 at September 30, 2012. The non-accrual interest DTA is expected to decline over the next twelve months as the Company continues to resolve its non-accrual loans.

John P. Nolan
April 30, 2013

●
The write-down on real estate owned (“REO”) DTA amounted to $394,000 at December 31, 2012 and $222,000 at September 30, 2012. Write-downs on the REO DTA are expected to reverse upon the sale of the underlying properties that have been acquired by the Company as part of the foreclosure process. Based on the Company’s historical data, properties typically have been sold within nine to 12 months from the time the property was recorded as REO. However, since foreclosures are a part of the lending process of a “going concern” bank, we don’t expect that this DTA will be completely reversed, as new REO properties and writedowns will occur as older ones are sold and reversed out of the prior DTA amount (thereby creating a tax deduction). The volume of REO properties is anticipated to be reduced over the next three years.

Other existing temporary differences, such as federal and state net operating losses, low income housing tax credit carryover, and charitable contributions have specific expiration dates.

●	The Company’s Federal net operating loss (“NOL”) carryforwards expire in the fiscal year ending September 30, 2031 (20-year expiration). The Company’s gross NOL carryforwards were as follows:

o	At September 30, 2012, the gross NOL carryforward was $6.4 million (net DTA of $2.2 million); and
o	At December 31, 2012, the gross NOL carryforward was $5.6 million (net DTA of $1.9 million).

Timing of future reversals: As indicated in our Initial Response, dated March 8, 2013, existing tax planning strategies, such as sales of investment securities, loan sales and the early surrender of bank owned life insurance, were available to the Company which could be used to reduce the NOL DTA by $1.7 million for both the fiscal year ended September 30, 2012 and the quarter ended December 31, 2012, or 80% and 93%, respectively, of the NOL DTA at such dates. These potential strategies, in addition to the forecasted results summarized in Confidential Exhibit B, are expected to reverse the federal NOL DTA within the next three to five years.

John P. Nolan
April 30, 2013

●
The Company’s state NOL carryforwards are limited to three years from the date that the net operating losses were incurred. As of September 30, 2012, the Company had $10.5 million in state gross NOL carryforwards which will expire as follows:

o	$3.5 million will expire in the fiscal year ending September 30, 2013; and
o	$7.0 million will expire in the fiscal year ending September 30, 2014.

At September 30, 2012 and December 31, 2012, the Company determined that the state NOL carryforwards were not going to be realized prior to expiration based on the Company’s current state tax planning structure, and recorded a full valuation allowance related to state NOLs in the amount of $800,000. The principal factor in this decision was the inability to recognize Pennsylvania state taxable income on investment income generated by one of the Company’s subsidiaries as investment income from this subsidiary is not subject to state income taxes.

●
The Company’s low income housing credits (“LIHC”) expire in fiscal years 2030 through 2032 (20 year carryforward). At both September 30, 2012 and December 31, 2012, the Company’s LIHC DTA carryforward was $337,000.

Timing of future reversals: The reversal of the LIHC carryforward is expected in one-to-two years after the net operating losses have been utilized. The low income housing tax credits are available once the Company is no longer paying alternative minimum tax.  As these credits have a 20 year expiration period and expiration dates of 2030-2032, they are expected to be utilized prior to their expiration.

●	As of September 30, 2012 and December 31, 2012, the Company’s gross charitable contribution carryforwards expire as follows:

o	$ 553,000 (net DTA of $188,000) will expire in the fiscal year ending September 30, 2013;
o	$ 10,000 (net DTA of $ 4,000) will expire in the fiscal year ending September 30, 2015; and
o	$ 19,000 will expire (net DTA of $ 6,000) in the fiscal year ending September 30, 2016.

Due to the short-term nature of $553,000 of the Company’s gross charitable contribution carryforward, a valuation allowance in the amount of $74,000 and $48,000 was recorded at September 30, 2012 and December 31, 2012, respectively. The gross charitable contribution valuation allowance was established for the portion of the charitable contribution carryforwards that the Company did not believe it would be able to utilize prior to expiration, which is primarily in fiscal 2013 for this DTA.

John P. Nolan
April 30, 2013

As for the remaining items (which amount to approximately 2% of the total) related to the other temporary timing differences, the period of recovery for each respective item has not yet begun, has no expiration date, and would have to be triggered by a future event thereby prolonging the time period for future recovery.

The Company’s existing taxable temporary differences that give rise to deferred tax liabilities (“DTLs”) consist mainly of mortgage servicing rights and unrealized gains on securities at both September 30, 2012 and December 31, 2012. The reversal of the unrealized gains on available for sale securities occur upon the sale or maturity of the underlying securities and therefore, allows the Company a tax planning opportunity to accelerate book and taxable income by selling a portion of the portfolio to convert the unrealized gains into realized gains. Mortgage servicing rights occur as the Company sells loans to a third party and retains the servicing of these loans. This generates an asset on the Company’s books and a DTL as future taxable income will occur over the life of the loan (normally three to four years). As mortgage servicing rights are a part of the Company’s ongoing business practices, the amount of taxable income generated will fluctuate over time depending on the volume of loans sold to third parties.

●	Address how the existing supervisory agreement has impacted both your historical operating performance as well as your forecasted results;

Response – In October 2010, the Bank and Malvern Federal Bancorp, Inc. (the predecessor to the Company) entered into Supervisory Agreements (the “Supervisory Agreement(s)”) with the Office of Thrift Supervision (the “OTS”). While the Supervisory Agreements remain in effect, the Supervisory Agreement with the Bank recently has been modified, as described below. The Supervisory Agreements, among other things, generally prohibited the Bank from originating or purchasing any new (refinancing or extending existing loans was generally permissible as long as no new funds were advanced) commercial real estate loans or commercial business loans without the prior approval of the OTS (which has been superseded by the Office of the Comptroller of the Currency (the “OCC”)). In addition, the Bank’s asset growth in any calendar quarter could not exceed the amount of net interest credited on deposit liabilities during the quarter without prior regulatory approval. While the Company and the Bank cannot quantify the impact, the lending and growth restrictions have had an adverse impact on the average yield earned on the loan portfolio and have contributed to the reduction in the average outstanding balance of interest-earning assets, both of which have reduced interest income. In addition, the compliance requirements of the Supervisory Agreements have increased the Company’s non-interest expense due to the need to hire additional employees and retain third party consultants to perform additional compliance related tasks. However, the lending and growth restrictions imposed by the Supervisory Agreements were known at the time of, and were fully incorporated into, the Business Plans adopted in December 2010 and January 2012. Attached hereto as Exhibit C are tables summarizing the Company’s actual and projected assets, including individual loan categories, at September 30, 2012 and December 31, 2012, and the variance amounts from the Company’s January 2012 Business Plan.

John P. Nolan
April 30, 2013

At the time the Supervisory Agreements were entered into, the lending restrictions were not inconsistent with the Bank’s business strategy at the time as the Bank already had generally ceased making new commercial loans in August 2010 (the Bank had generally ceased making new construction loans in October 2009). Given the increased risk elements in commercial loans and construction loans compared to residential mortgage loans, and in light of the increased levels of the Bank’s non-performing and problem assets (which peaked in the quarter ended March 31, 2010), during fiscal 2011 and 2012 the Bank’s lending efforts were primarily focused on reducing the levels of its non-performing and problem assets and strengthening its loan underwriting policies and procedures before it resumed commercial lending. Consistent with the assumptions in the Business Plan, the Bank was recently informed by the OCC that it is no longer subject to the lending restrictions or the asset growth limitations in the Supervisory Agreements. Both the January 2012 and December 2012 Business Plans contemplated that the Bank would receive relief from such restrictions during fiscal 2013. Accordingly, the Bank is now able to resume commercial lending (which it intends to do on a relatively modest basis) and increase its assets in a manner consistent with its current Business Plan.

●	Provide us with more detailed information on the changes in the level of construction real estate loans since originations were ceased in August in 2010; and

Response – The Company generally ceased originating new commercial loans in August 2010 and it generally ceased originating new construction loans in October 2009. Below is a table which provides the outstanding balances, by loan type, in the Company’s loan portfolio at the dates indicated.

	A December 31,	At September 30,
	2012	2012	2011	2010
	(In thousands)

Residential mortgage	$231,463	$231,803	$229,330	$230,966
Construction and Development	21,865	21,132	28,727	33,418
Commercial loan	112,705	121,803	147,724	160,986
Second lien mortgages	62,672	65,703	85,881	105,825
Total Loans	451,521	462,162	513,185	552,208

While the total amount of the Company’s residential mortgage loans remained relatively static from the September 30, 2010 to December 31, 2012, construction and development loans decreased by $11.6 million, or 34.6%, and commercial loans decreased by $48.3 million, or 30.0%, during this period.

John P. Nolan
April 30, 2013

As a result of its determination during fiscal 2010 to generally cease making new commercial loans, as well as the October 2010 Supervisory Agreements, which generally prohibited the Bank from originating new commercial loans without prior regulatory approvals, originations of commercial loans have dropped in recent periods. Total originations of commercial loans amounted to $32.2 million in the fiscal year ended September 30, 2010 compared to $7.1 million and $5.4 million, respectively, for the year ended September 30, 2011 and 2012. For the three months ended December 31, 2012, originations of commercial loans totaled $1.1 million. Total principal repayments received on commercial loans exceeded new loan origination amounts during fiscal 2010, 2011 and 2012 and the three months ended December 31, 2012. With respect to construction loans, other than three commercial construction loans (which had an aggregate outstanding balance of $314,000 and $740,000, respectively, at December 31, 2012 and September 30, 2012), the Company has limited its origination of construction loans to single-family residential mortgage loans which, by their terms, convert to permanent, long-term residential mortgage loans upon completion of construction (“construction/perm.” loans). The Company had one construction/perm. loan with an outstanding balance of $400,000 at December 31, 2012, compared to three construction/perm. loans with an aggregate outstanding balance of $336,000 at September 30, 2012. As with commercial loans, principal repayments of construction loans have exceeded new origination amounts since the Supervisory Agreements were entered into.

●
Address how the decision to cease the origination of both Construction and Development and Construction Real Estate lending has impacted both your historical operating performance, loan growth as well as your forecasts.

Response – As previously indicated, in light of the increases in the Company’s non-performing and problem assets in the fiscal years ended September 30, 2009 and 2010, the Company generally ceased originating new construction loans in October 2009 and commercial loans in August 2010 as part of its efforts to reduce the risk profile of its loan portfolio. Such decisions by the Company and the Bank to limit lending as described were primary factors contributing to a $100.7 million, or 18.2%, reduction in the amount of the Company’s total outstanding loans at December 31, 2012 compared to September 30, 2010. The bulk of such reduction was centered in construction and development loans and commercial real estate loans as well as second mortgage residential loans. As previously indicated, shrinkage in the Company’s loan portfolio was deliberately undertaken in order to reduce the Company’s non-performing and problem assets. The table below reflects the improvements in the Company’s asset quality.

	At or for the Three Months ended December 31,	At or For the Year Ended September 30,
	2012	2012	2011	2010
	(In thousands)

Total non-performing assets	$14,975	$14,343	$21,236	$25,176
Net charge-offs	410	3,330	10,448	6,928
Provision for loan losses	400	810	12,392	9,367

John P. Nolan
April 30, 2013

In light of, among other factors, the improvements in asset quality, the OCC recently agreed that the Bank could resume commercial lending and that it was no longer subject to the asset growth limitations in the Supervisory Agreements. The Company plans to resume commercial lending on a relatively modest basis consistent with the enhanced loan underwriting policies and procedures that have been put in place and in a manner consistent with its Business Plan.

Closing Comments:

In providing this response, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (610)-644-9400.

Very truly yours,

/s/ Dennis Boyle
Senior Vice President and Chief Financial
Officer

/s/ Ronald Anderson
President and Chief Executive Officer

cc:	Marc Thomas
Hugh T. Wilkinson, Esq.

Exhibit A

	Fiscal Year Ended September 30,
	2011			2012
	Actual	Budget	Variance	Actual	Budget	Variance
	(In Thousands)
Interest Income	$29,726	$32,299	$(2,573)	$25,775	$27,091	$(1,316)
Interest Expense	10,198	11,377	(1,179)	8,412	8,749	(337)
Net Interest Income	19,528	20,922	(1,394)	17,363	18,342	(979)
Provision for Loan Losses	12,392	5,650	6,742	810	1,975	(1,165)
Net Interest Income After
Provision for Loan Losses	7,136	15,272	(8,136)	16,553	16,367	186
Other Income	1,729	1,877	(148)	3,065	2,565	500
Other Expense	18,556	16,611	1,945	17,031	16,319	712
Pre-Tax Net Income (Loss)	(9,691)	538	(10,229)	2,587	2,613	(26)
Income Tax Expense (Benefit)	(3,579)	(18)	(3,561)	628	710	(82)
Net Income (Loss)	$(6,112)	$556	$(6,668)	$1,959	$1,903	$56

Net Interest Margin	3.02%	3.21%	-0.19%	2.79%	2.99%	-0.20%
Total Assets	$666,568	$666,661	$(93)	$711,812	$653,430	$58,382
Growth Rates:
Total Assets	-7.49%	-7.47%	-0.01%	6.79%	-1.97%	8.76%
Provision for Loan Losses	32.29%	-39.68%	-71.98%	-93.46%	-84.06%	9.40%
Total Non-Interest Income	-10.92%	-3.30%	-7.62%	77.27%	48. 35%	28.92%
Total Non-Interest Expense	8.48%	-2.89%	-11.37%	-8.22%	-12.06%	-3.84%
Total Income	-10.36%	-2.60%	-7.75%	-8.31%	-5.72%	-2.59%
Total Expense	-1.70%	-12.03%	10.33%	-28.45%	-35.36%	-6.92%

	Fiscal Year Ended September 30, 2012
	First Quarter			Second Quarter			Third Quarter			Fourth Quarter
	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
	(In Thousands)

Interest Income	$6,872	$8,099	$(1,227)	$6,474	$6,727	$(253)	$6,321	$6,745	$(424)	$6,108	$6,747	$(639)
Interest Expense	2,287	2,675	(388)	2,117	2,216	(99)	2,016	2,137	(121)	1,992	2,109	(117)
Net Interest Income	4,585	5,424	(839)	4,357	4,511	(154)	4,305	4,608	(303)	4,116	4,638	(522)
Provision (Recovery) for Loan Losses	(300)	650	(950)	325	775	(450)	335	750	(415)	450	750	(300)
Net Interest Income After
Provision for Loan Losses	4,885	4,774	111	4,032	3,736	296	3,970	3,858	112	3,666	3,888	(222)
Other Income	970	481	489	898	539	359	506	509	(3)	691	507	184
Other Expense	4,044	4,011	33	4,683	4,157	526	4,172	4,062	110	4,132	4,016	116
Pre-Tax Net Income (Loss)	1,811	1,244	567	247	118	129	304	305	(1)	225	379	(154)
Income Tax Expense (Benefit)	560	372	188	28	(7)	35	32	65	(33)	8	93	(85)
Net Income (Loss)	$1,251	$872	$379	$219	$125	$94	$272	$240	$32	$217	$286	$(69)

Net Interest Margin	2.92%	3.41%	-0.49%	2.80%	2.93%	-0.13%	2.80%	3.02%	-0.22%	2.66%	3.04%	-0.38%

Total Assets	$666,291	$668,701	$(2,410)	$651,604	$654,870	$(3,266)	$654,051	$652,495	$1,556	$711,812	$653,430	$58,382
Growth Rates:
Total Assets	-0.04%	0.32%	-0.36%	-2.20%	-2.07%	-0.14%	0.38%	-0.36%	0.74%	8.83%	0.14%	8.69%
Provision for Loan Losses	-117.14%	-62.86%	54.29%	-208.33%	19.23%	227.56%	3.08%	-3.23%	-6.30%	34.33%	0.00%	-34.33%
Total Non-Interest Income	128.77%	13.44%	115.33%	-7.42%	12.06%	-19.48%	-43.65%	-5.57%	-38.09%	36.56%	-0.39%	36.95%
Total Non-Interest Expense	-21.05%	-21.69%	-0.64%	15.80%	3.64%	-12.16%	-10.91%	-2.29%	8.63%	-0.96%	-1.13%	-0.17%
Total Income	3.16%	12.87%	-9.71%	-5.99%	-15.31%	9.32%	-7.39%	-0.17%	-7.23%	-0.41%	0.00%	-0.41%
Total Expense	-23.67%	-10.74%	12.94%	8.53%	-7.36%	-15.88%	-8.36%	-1.78%	6.58%	0.41%	-0.66%	-1.07%

A-1

	Quarter Ended December 31, 2012
	Actual	Budget	Variance
	(In Thousands)

Interest Income	$5,950	$6,798	$(848)
Interest Expense	1,947	2,090	(143)
Net Interest Income	4,003	4,708	(705)
Provision for Loan Losses	400	550	(150)
Net Interest Income After
Provision for Loan Losses	3,603	4,158	(555)
Other Income	1,307	514	793
Other Expense	4,293	4,034	259
Pre-Tax Net Income (Loss)	617	638	(21)
Income Tax Expense (Benefit)	(54)	191	(245)
Net Income (Loss)	$671	$447	$224

Net Interest Margin	2.44%	3.02%	-0.58%
Total Assets	$668,030	$680,862	$(12,832)
Growth Rates:
Total Assets	-6.15%	-4.35%	-1.80%
Provision for Loan Losses	-11.11%	22.22%	33.33%
Total Non-Interest Income	89.15%	-25.62%	114.76%
Total Non-Interest Expense	3.90%	-2.37%	-6.27%
Total Income	6.74%	7.55%	-0.81%
Total Expense	0.06%	4.30%	4.24%

A-2

CONFIDENTIAL
Exhibit B

The information included in this Confidential Exhibit B has been provided supplementally to the Securities and Exchange Commission and has been redacted from the publicly filed version of this response letter pursuant to confidential treatment request submitted under SEC Rule 83 (17 C.F.R. § 200.83) and a return of information request submitted under Exchange Act Rule 12B-4 (17 C.F.R. § 240.12B-4).

B-1

Exhibit C

	As of September 30, 2012
	Actual	Budget	Variance Amount	Variance Percentage
	(In Thousands)
Assets

Total Cash and Investments	$216,565	$129,134	$87,431	67.71%

Residential mortgage loans	227,382	231,858	(4,476)	-1.93
Commercial loans	127,599	139,214	(11,615)	-8.34
Construction and development loans	10,323	11,304	(981)	-8.68
Consumer loans	87,109	98,915	(11,806)	-11.94
Non-accrual loans	9,749	9,303	446	4.79
Total Loans	462,162	490,594	(28,432)	-5.80
Deferred loan costs, net	2,420	2,720	(300)	-11.03
Allowance for loan losses	7,581	8,945	(1,364)	-15.25
Net Loans	457,001	484,369	(27,368)	-5.65

Real estate owned	4,594	4,801	(207)	-4.31
Bank-owned life insurance	15,286	15,300	(14)	-0.09
Other assets	18,365	19,826	(1,461)	-7.37

Total Assets	$711,811	$653,430	$58,381	8.93%

	As of December 31, 2012
	Actual	Budget	Variance Amount	Variance Percentage
	(In Thousands)
Assets

Total Cash and Investments	$204,782	$146,777	$58,005	39.52%

Residential mortgage loans	226,675	237,987	(11,312)	-4.75
Commercial loans	114,957	141,257	(26,300)	-18.62
Construction and development loans	14,232	11,469	2,763	24.09
Consumer loans	84,470	100,837	(16,367)	-16.23
Non-accrual loans	11,187	9,024	2,163	23.97
Total Loans	451,521	500,574	(49,053)	-9.80
Deferred loan costs, net	2,321	2,727	(406)	-14.89
Allowance for loan losses	7,571	8,952	(1,381)	-15.43
Net Loans	446,271	494,349	(48,078)	-9.73

Real estate owned	3,788	4,633	(845)	-18.24
Bank-owned life insurance	14,890	15,436	(546)	-3.54
Other assets	18,299	19,667	(1,368)	-6.96

Total Assets	$688,030	$680,862	$7,168	1.05%

C-1